January 21, 2015

Mr. Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 17, 2014

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Filed August 11, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 12, 2014

File No. 000-50580

Dear Mr. Krikorian:

We have reviewed the comment letter dated December 19, 2014 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”). With respect to the item in that letter, the Company’s response to the Staff’s comment is set forth below. To assist in your review, we have included the text of the Staff’s comment below. As explained below, in accordance with the Staff’s request, where applicable, the Company will undertake to include revised disclosures responsive to the Staff’s comment in the Company’s future filings, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2014, which is required to be filed on or before March 31, 2015.

Mr. Stephen Krikorian

Form 10-Q for the quarterly period ended September 30, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long Lived Assets, page 33

1.	SEC Comment: You indicated in your second quarter Form 10-Q that you did not have an impairment charge related to your goodwill and that the estimated fair value of the CPS reporting unit that had the goodwill exceeded the carrying value by approximately 41%. However, your third quarter Form 10-Q does not include this percentage. Please consider providing quantitative and qualitative information when the information is reasonably available. Alternatively, please disclose whether the goodwill was at risk of failing step one and whether the fair value of the CPS reporting unit was substantially in excess of its carrying value. If the goodwill was at risk of failing step one and you determined that disclosure was unnecessary, you should disclose your supporting rationale. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Company Response: As a result of the Company’s analysis performed as of September 30, 2014, the Company determined that its Consumer Products and Services reporting unit was at risk of failing step one of the impairment test. As of September 30, 2014, the fair value of the Consumer Products and Services reporting unit exceeded its carrying value by 13% and, accordingly, did not result in a goodwill impairment. The Company acknowledges that the percentage by which the fair value exceeded the carrying value has decreased since the prior quarter of 41% and, overall, has trended downward in the nine months ended September 30, 2014.

The guidance in the Division of Corporation Finance, Financial Reporting Manual Section 9510.3 states that a Company should consider providing the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

a)	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

b)	The amount of goodwill allocated to the reporting unit;

c)	A description of the methods and key assumptions used and how the key assumptions were determined;

d)	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

e)	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

As a result of the Company’s analysis and consideration of all the quantitative and qualitative factors included within the impairment test, the Company complied with items (b) through (e) of the above disclosure requirements for its at risk Consumer Products and Services reporting unit. The Company included the disclosures in the Goodwill, Identifiable Intangibles and Other Long Lived Assets section of the Critical Accounting Policies under Management’s Discussion and Analysis within its Form 10-Q for the periods ended June 30, 2014 and September 30, 2014. In addition, within its Form 10-Q for the period ended June 30, 2014,

Mr. Stephen Krikorian

the Company included additional disclosure on the impact the Company’s proposed restructuring plan had on the impairment test. The Company included a discussion regarding the unique circumstances, the likelihood of modifications and the impact the projected financial results had on other significant inputs into the impairment test such as the cost of capital and long-term growth rate. This quarter-specific discussion was included in the Goodwill and Intangible Assets Footnote within the Condensed Consolidated Financial Statements and in Consumer and Products Services Segment Results of Operations under Management’s Discussion and Analysis. In addition, the company disclosed the percentage by which the fair value exceeded the carrying value in Consumer and Products Services Segment Results of Operations under Management’s Discussion and Analysis in its Form 10-Q for the period ended June 30, 2014. However, the Company inadvertently omitted the percentage by which the fair value exceeded the carrying value, item (a) above, in its Form 10-Q disclosure for the nine months ended September 30, 2014.

The Company respectfully acknowledges the Staff’s comment and will continue to include all of the disclosures, including the percentage by which the fair value exceeded the carrying value if the Company continues to be at risk of failing step one, in its future filings beginning with the Company’s Form 10-K for the year ended December 31, 2014.

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In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-6810.

Very truly yours,

/s/ Ronald L. Barden

Ronald L. Barden
Chief Financial Officer

Mr. Stephen Krikorian

cc:	Amanda Kim, Staff Accountant

Mitchell Austin, Staff Attorney

Barbara C. Jacobs, Assistant Director

Duncan Barks, Deloitte & Touche LLP

Todd E. Lenson, Stroock & Stroock & Lavan LLP